
03059422


SEC MAIL PROCESSING
RECEIVED
AUG 22 2003
WASH. D.C.
SECTION

U.S. GOLD CORPORATION
2002 ANNUAL REPORT
Twenty-Sixth Year
1977-2003

Annual Meeting

A critical issue essential to the future of the Company will be voted upon at this year's meeting of shareholders. *Everyone's vote is important* as the issue to increase the authorized capitalization of the Company from 18,000,000 common shares to 35,000,000 common shares will require approval of two-thirds of the shares outstanding. All shareholders are encouraged to vote their shares, either in person or by proxy.

The Company's annual meeting of shareholders will be held at 10 A.M. on Friday, September 19, 2003 at the Marriott Hotel-Denver West, 1717 Denver West-Marriott Blvd., Golden, Colorado, or at any adjournment or postponement thereof. Shareholders of record on August 12, 2003 are entitled to notice and to vote at the meeting.

Table of Contents

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS IN THIS REPORT WHICH RELATE TO THE COMPANY'S PLANS, OBJECTIVES OR FUTURE PERFORMANCE MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF MANAGEMENT. ACTUAL STRATEGIES AND RESULTS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY EXPECTED BECAUSE OF FACTORS INCLUDING GOLD PRICE, MINERALIZED MATERIAL GRADES, METALLURGICAL RECOVERY, OPERATING COSTS, MARKET VALUATION, AND PROJECT OPERATOR'S DECISIONS AND PERFORMANCE UNDER THE TONKIN SPRINGS LIMITED LIABILITY COMPANY, AS WELL AS OTHER RISKS AND UNCERTAINTIES.

U.S. Gold Corporation is engaged in the precious metals mining business in the continental United States, and, through an equity interest in an affiliate, in precious and base metal exploration in Mexico. The Company owns a 45% interest in the Tonkin Springs gold mine located in Eureka County, Nevada, with BacTech Nevada Corporation as its joint venture partner and project manager with 55% interest in Tonkin Springs, as discussed elsewhere in this annual report.

President's Letter to Shareholders

Dear Shareholders: July 31, 2003

U.S. Gold's corporate strategy is straightforward – increase shareholder value by joining the ranks of the gold producers, which in turn will lead to a re-rating of U.S. Gold's share price. U.S. Gold's primary asset, its Tonkin Springs mine in Eureka County, Nevada, holds the best opportunity for near-term gold production and therefore the opportunity to realize our objective to increase shareholder value.

U.S. Gold entered into an agreement with BacTech Nevada Corporation, a subsidiary of BacTech Enviromet Corporation, whereby BacTech became our partner at Tonkin Springs in return for a purchase price and the funding required to place the mine into production. BacTech purchased a 55% interest in Tonkin Springs for $1.75 million and a commitment to fund $12 million in project expenditures. If any further funding is required, BacTech must advance U.S. Gold's share if requested to do so. A very positive aspect of this agreement is that there are no current or future funding requirements on U.S. Gold's part in order to achieve gold production.

Another equally important aspect of this joint venture is the expertise BacTech brings to Tonkin Springs regarding bioleaching of sulfide gold concentrates. BacTech is a world leader in this technology and has successfully commissioned three gold bioleaching plants worldwide. The ability to treat sulfide gold concentrates is critical to Tonkin Springs and in fact the treatment of refractory gold ores is important to the future of gold mining in Nevada.

Processing of sulfide gold ore at Tonkin Springs has been problematic in the past. Today, bioleaching of concentrates is an established technology and produces approximately 20% of the world's gold. The ability to make flotation concentrates of these northern Nevada gold ores, including Tonkin Springs, is a relatively recent development. Three years ago U.S. Gold began working with the technical division of Newmont Mining Company regarding Newmont's commercially proven and proprietary N2TEC flotation technology for concentrating sulfide gold ores. Test work by Newmont has demonstrated that it works well on Tonkin Springs' sulfide ore and allows an economic concentrate to be made. U.S. Gold has licensed this Newmont flotation technology for use at Tonkin Springs. Gold concentrates can then be readily bioleached to produce gold bars on site. The result is the most economical production of gold at Tonkin Springs compared to other processes.

Both BacTech and U.S. Gold are focused on achieving gold production near-term from the Tonkin Springs mine. The mine's first year gold production could be approximately 50,000 ounces and come from the oxide resource. The second year and beyond could be a nominal 100,000 ounces of gold per year coming from a combination of the sulfide and oxide resource. Achieving these targeted levels of gold production should warrant an increase in share price as the financial markets value U.S. Gold similarly to that of other gold producers.

The Tonkin Springs resource stands at 1.4 million ounces gold of which approximately 400,000 ounces could be mined in the contemplated initial 4-year program. We fully expect additional years of gold production as continued drilling increases our present gold resource. Our approach is to get into production now and let the associated cash flow from operations fund continued exploration.

U.S. Gold is also the largest shareholder in a private company, Gold Resource Corporation, presently owning 28% equity interest. Gold Resource is exploring a high-grade gold property in the state of Oaxaca, Mexico with a view for early production if warranted. Any such gold production would enhance U.S. Gold's production profile and add to its cash flow.

For U.S. Gold to achieve its business plans it must have adequate available equity shares for prudent use as needs and opportunities arise. This is why we are requesting shareholders approve an increase in authorized shares from 18 million to 35 million. We need your support since it is imperative that this increase be approved if we are to be able to protect and build the Company's assets in the event that BacTech withdraws at any time and the ability to grow the Company if they do achieve gold production at Tonkin Springs.

With gold selling for around $350 per ounce it is a good time for U.S. Gold to again enter the ranks of the gold producers. We appreciate your support over the years and look forward to building value for us all.

Sincerely,

William W. Reid,
President

BacTech Agreement:

Effective July 31, 2003 the Company and BacTech Nevada Corporation, a subsidiary of BacTech Enviromet Corporation ("BacTech"), an Ontario, Canada corporation with shares traded on the TSX-Venture Exchange (symbol YBA), entered into an agreement, whereby BacTech purchased a 55% ownership interest in the Tonkin Springs property from the Company for a total purchase price of $1,750,000 plus a funding obligation of $12 million to put Tonkin Springs back into operation. BacTech has paid the Company a total of $400,000 of the purchase price to date with the next payment on the purchase price of $600,000 due by October 31, 2003. The final portion of the purchase price of $750,000 is to be paid either upon commencement of commercial production at Tonkin Springs, as defined, or if production has not commenced within one year of exercise, in 12 consecutive monthly payments of $62,500 commencing on July 31, 2004. If BacTech withdraws from the joint venture its interest would revert to the Company.

BacTech shall also pay 100% of all funding required up to $12 million for Tonkin Springs and if additional funding is required to advance the Company's share of any cash calls if requested by the Company, with repayment to BacTech of any Advances plus interest from 50% of cash distributions from Tonkin Springs otherwise due the Company. In addition, BacTech reimbursed the Company for the holding costs of Tonkin Springs from the date of their option to purchase the interest, March 25, 2003, through July 31, 2003 in the approximate amount of $68,500.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

Tonkin Springs is the only direct property interest of the Company and is reflected by 100 percent ownership of Tonkin Springs LLC ("TSLLC"), a Delaware limited liability company, by subsidiaries of the Company. The Company has consolidated TSLLC in its consolidated financial statements and is responsible for providing funding for TSLLC.

As discussed further below, during the year ended December 31, 2002, the Company raised $816,154 through the sale of restricted common stock in private sale transactions and as of December 31, 2002 the Company had a negative working capital balance of $(429,677). The Company will be required to raise significant amounts of additional funding in order to be able to meet its obligations, protect its assets, and carryout its business plan. During January 2003, the Company raised an additional $450,000 in proceeds from the sale of restricted common stock in a private sale transaction which proceeds are estimated to be sufficient to sustain the Company until approximately April 2003. The Company has no further available authorized but unissued shares to sell in order to raise additional working capital. The Company has suffered recurring losses from operations and has no current source of operating revenues. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that might result from the outcome of this uncertainty.

During 2002 the Company began an evaluation of the potential of commencing gold production operations at the Tonkin Springs project which would involve utilizing the known mineralized material and existing facilities to the extent possible. This process includes evaluation of the financial aspects, operational issues and the processes necessary in order to recommence production and the identification, engineering and estimation of the additional capital investment required and evaluation of the time required to seek amendments of or new regulatory permits and authorities to allow such resumption of operations, if any. In October 2002 the Company received a project evaluation report on Tonkin Springs prepared by a engineering firm commissioned to develop independent estimates of development costs as well as operating costs under certain assumptions provided by the Company of tons and grade of assumed mill feed. The Company cautions that mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support knowledge of a sufficient tonnage and average grade of metal(s), but is not a reserve.

The Company is pursuing additional financing for its operations which could include the sale of a portion of its assets including sale of a royalty interest at Tonkin Springs, borrowing with secured or unsecured debt, or joint venture participation at its Tonkin Springs project. The Company may also consider a merger transaction with or into another company which merger would normally require approval by shareholders of the Company. As noted above, the Company has no available shares of common stock to meet future financing needs. The Company is requesting its shareholders to approve an increase to the authorized capital of the Company. It takes the affirmative vote of two-thirds of the outstanding shares to approve an increase to the authorized number of shares of the

Company and the approval of this number of outstanding shares may be difficult to obtain. Other than the sale of common stock in January 2003 which raised $450,000, and the payments by BacTech related to the option agreement discussed elsewhere in this report, the Company does not presently have any of the additional required funding secured.

It is presently uncertain if any such financing will be available to the Company, or will be available on terms acceptable to the Company. The Company is also unable to predict the time frame when addition funding, from any source, may be secured, if at all. If the Company is unable to secure additional funding it may be unable to protect its assets and meet its financial obligations.

Interest in TSLLC

As noted above, effective October 17, 2001, the Company assumed 100% ownership in TSLLC upon the withdrawal by Tonkin Springs Holding Inc. ("TSHI"), and since that date the Company is responsible for all funding required for the Tonkin Springs properties. For year 2002, the holding costs associated with the TSLLC were $956,356 including $289,000 in allocated staff costs. For the year ended December 31, 2001 TSHI spent $641,218 in holding costs alone for the Tonkin Springs project. During the period of its involvement with TSLLC, TSHI also paid the Company an aggregate $1,720,000 in Project Payments as partial consideration for the terms and conditions of the TSLLC agreements of which $540,000 were recorded as revenue in year 2001.

Activities at Tonkin Springs Properties

During 2002, TSLLC was involved with the analysis of data and evaluation of the potential of commencing gold production operations at the Tonkin Springs project which could incorporate utilizing the known mineralized material and existing facilities to the extent possible, and obtaining an engineering project evaluation report providing independent estimates of development and operating costs, as noted further above. Effective May 31, 2002 the Company and Newmont entered into a non-exclusive technology license agreement under which the Company has the right to use Newmont's N2TEC® technology at Tonkin Springs in return for a 2 percent net smelter return royalty on production using the technology and certain annual payments. The Company believes that the use of N2TEC® technology at Tonkin Springs could enhance the economic potential of the project. The Company cautions that the exploration drilling done to date at Tonkin Springs is not a reserve until a comprehensive evaluation based upon unit cost, tonnage, grade, price, recoveries and other factors conclude legal and economic feasibility.

Liquidity and Financial Condition

At December 31, 2002, the Company had negative working capital of $(429,677) made up of current assets of $4,437 and current liabilities of $434,114 including related party liabilities of $241,396. During January 2003, the Company raised an additional $450,000 in proceeds from the sale of its remaining available common stock. This funding is anticipated to be sufficient to only sustain the Company until approximately April 2003. The Company is also owed $330,000 from an affiliate, GRC, related to performance by the Company under the 2002 management agreement, collection of which is uncertain at this time and therefore this item is not reflected as a asset on the balance sheet of the Company at December 31, 2002. It is presently uncertain if and when GRC will be able to pay this amount to the Company. Revenue related to this item will be recognized when realized by the Company. The Company has no other anticipated source of revenues for 2003. As noted above, the Company will require additional funding or to enter into other business arrangements to carry out its business plan and attain profitable operations. However, it is presently uncertain if any such financing in adequate amounts will be available to the Company, or will be available on terms acceptable to the Company.

The minimum funding requirements to maintain the Tonkin Springs properties on a care and maintenance basis during 2003 (which entails regular inspection of the physical and plant assets and activities, as necessary, to maintain and protect the mechanical integrity of such assets while in a state of non-operation) is approximately $500,000 per year and includes annual lease payments of $156,428 (which was paid in January 2003), mineral claim fees to the BLM and county governments of approximately $130,000, miscellaneous periodic permit fees of approximately $25,000, county property tax of approximately $25,000 as well as the costs of two site employees and other property related costs of approximately $156,000. In addition, a mineral lease requires annual work commitment expenditures which for 2003 are approximately $273,000 and which are assumed to be satisfied with property development expenditures if such efforts move forward. The annual cost of corporate overhead for the Company is approximately $500,000, a portion of which is allocated to the Tonkin Springs holding costs within the statement of operations.

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced losses for the years ended December 31, 2002 and 2001 of $(1,375,459) and $(136,450), respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Net cash used in operations was $(834,911) for the year ended December 31, 2002 as compared to $26,139 in net cash provided from operations for the corresponding period of 2001, reflecting receipt of $495,000 in Project Payments from TSHI in year 2001 as compared to none for 2002, as well as $79,347 in payments from TSHI during 2001 related to project holding costs upon their withdrawal from TSLLC. For 2002 the Company was responsible for all funding for TSLLC while during 2001 TSHI funded these costs. Interest received decreased from $38,277 in 2001 to $11,110 in 2002 reflecting reduced interest received related to restrictive cash deposits that were not interest bearing for 2002. Cash paid to suppliers and employees increased from $583,861 during 2001 to $871,869 during the 2002 period reflecting the assumption of responsibility for TSLLC holding costs in 2002. Payments related to TSLLC included annual lease payments of $170,000 and annual claim and permitting fees of $161,786.

Cash flows from investing activities decreased from $3,500 for 2001 to $(35,962) in 2002 reflecting an increase in restrictive time deposits for reclamation bonding of $10,223, a $40,000 payment for a technology license during 2002 compared to $10,000 paid in 2001, and the proceeds from the sale of assets of $15,498 during 2002 compared to $13,500 in 2001, as well as $1,237 in capital expenditures in 2002 with none during 2001. Cash flow from financing activities increased from $(11,795) in 2001 to $803,221 reflecting $816,154 net proceeds from the sale of restricted common stock and warrants and a small increase in principal payments on installment purchase contracts.

Results of Operations
2002 Compared to 2001

For 2002, the Company recorded a net loss of $(1,375,459) or $(.09) per share, compared to a loss for 2001 of $(136,450) or $(.01) per share. For 2001 the Company recorded $540,000 in Project Payments from TSHI which payments terminated effective upon the withdrawal of TSHI from TSLLC. Under a management contract with GRC for 2002 the Company received revenues of $30,000 which were paid in cash. The remainder due the Company under the 2002 management contract with GRC, $330,000, has not been recognized as a receivable or as revenue until and unless realization is assured. In 2001 the Company received 666,664 shares in GRC under the prior years management contract with GRC. Since the shares of GRC are not publicly traded they have been assessed by the Company to have no determinable market value and the GRC shares earned by the Company under the management contracts have therefore been recorded at zero basis. General and administrative expense decreased $165,871 in 2002 to $330,202 as compared to 2001, primarily reflecting net increase in allocation of corporate staff and overhead costs to other expense categories as follows: During 2002 allocation of general and administrative expense to "Holding costs of Tonkin Springs property" increased $225,375 to $289,034 in 2002 compared to $63,659 of such costs allocated in 2001 subsequent to the withdrawal of TSHI from TSLLC late in 2001. In addition, general and administrative expense allocated to performance of the GRC management contracts and included in "Exploration expense (costs of services provided to GRC under management contracts") decreased by $56,492 in 2002 to $129,441, from $185,933 in 2001.

For 2002, holding and other costs for TSLLC totaled approximately $956,356 which includes $170,000 related to advance minimum royalty payment for a mineral property lease, $157,800 in annual claim fees and various permit expenses paid to regulatory agencies, $158,875 in project evaluation costs and $289,034 in allocated overhead expense primarily reflecting corporate staff costs, while for the corresponding period of 2001 Tonkin Springs project holding costs, other than $56,492 in allocated costs, were funded by TSHI.

The 1,280,000 shares of common stock of Gold Resource Corporation ("GRC") owned by the Company represent approximately 28% of GRC outstanding shares as of December 31, 2002. GRC's unaudited operating loss for the years ended December 31, 2002 and 2001 is approximately $(778,646) and $(346,498), respectively, of which the Company's share would be approximately $(218,021) and $(118,200), respectively. Under equity accounting, the Company has not recorded its share of GRC's operating losses to date since such recognition would reduce its zero basis investment in GRC to below zero.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
U.S. Gold Corporation
Lakewood, Colorado

We have audited the accompanying consolidated balance sheet of U.S. Gold Corporation as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has no current source of operating revenues, and needs to secure financing to remain a going concern. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Gold Corporation as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Stark Winter Schenkein & Co., LLP
March 18, 2003
Denver, Colorado

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,

	2002	2001
OTHER REVENUE:		
Management contract fees from		
Gold Resource Corporation ("GRC")(Note 4)	$ 30,000	$ -
Project payments-Tonkin Springs	-	540,000
Interest income	10,276	9,392
Gain on sale of assets	15,498	10,583
Total other revenue	55,774	559,975
COSTS AND EXPENSES:		
General and administrative	330,202	496,073
Holding costs of Tonkin Springs property	956,356	-
Exploration expense (costs of services provided to GRC under management contracts) (Note 4)	129,441	185,933
Interest	4,152	2,624
Depreciation	11,082	11,795
Total costs and expenses	1,431,233	696,425
Net (loss)	$(1,375,459)	$(136,450)
Basic and diluted per share data:		
Basic	$(0.09)	$(0.01)
Diluted	$(0.09)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
Current assets:	
Cash and cash equivalents	$ 4,437
Property and equipment, net (Note 6)	15,281
Investment in affiliate-GRC (Note 4)	-
Restrictive time deposits for reclamation bonding	1,842,361
Other assets:	
Inactive milling equipment	1,549,897
Technology license and other assets	61,557
Total other assets	1,611,454
TOTAL ASSETS	$3,473,533
LIABILITIES, RESERVE & SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$ 184,445
Accrued salary and directors fees, related parties	241,396
Installment purchase contracts (Note 12)	8,273
Total current liabilities	434,114
Related party payables, long-term (Note 14)	544,760
Reserve for reclamation (Note 3)	1,825,977
Total liabilities and reserve	2,804,851
Commitments and contingencies (Notes 5, 11 and 12)	
Shareholders' equity (Note 9):	
Common stock, $.10 par value, 18,000,000 shares authorized; 16,453,533 shares issued and outstanding	1,645,353
Additional paid-in capital	32,548,743
Accumulated (deficit)	(33,525,414)
Total shareholders' equity	668,682
TOTAL LIABILITIES, RESERVE & SHAREHOLDERS' EQUITY	$3,473,533

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Shares	Stock Par Value	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance, January 1, 2001	13,973,520	$1,397,352	$31,972,199	$(32,013,505)	$1,356,046
Exercise of stock options (Note 9)	53,125	5,312	3,188	-	8,500
Treasury shares cancelled	(255)	(25)	(84)	-	(109)
Net (loss)	-	-	-	(136,450)	(136,450)
Balance, December 31, 2001	14,026,390	$1,402,639	$31,975,303	$(32,149,955)	$1,227,987
Sale of shares and warrants for cash at $.35/share, net of issuance cost (Note 9)	857,143	85,714	178,285	-	263,999
Sale of shares for cash at $.40/share, net of issuance cost (Note 9)	1,570,000	157,000	395,155	-	552,155
Net (loss)	-	-	-	(1,375,459)	(1,375,459)
Balance, December 31, 2002	16,453,533	$1,645,353	$32,548,743	$(33,525,414)	$ 668,682

The accompanying notes are an integral part of these consolidated financial statements.

U.S. GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
Cash flows from operating activities:		
Cash received under management contract (Note 4)	$30,000	$ -
Cash received from project distributions	-	495,000
Cash received from TSHI upon TSLLC withdrawal	-	79,347
Cash paid to suppliers and employees	(871,869)	(583,861)
Interest received	11,110	38,277
Interest paid	(4,152)	(2,624)
Income taxes paid	-	-
Cash provided by (used in) operating activities	(834,911)	26,139
Cash flows from investing activities:		
Increase in restrictive time deposits for reclamation bond	(10,223)	-
Payment on technology license	(40,000)	(10,000)
Capital expenditures	(1,237)	-
Sale of assets	15,498	13,500
Cash provided by (used in) investing activities	(35,962)	3,500
Cash flows from financing activities:		
Sale of common stock & warrants for cash, net of issuance cost (Note 9)	816,154	-
Borrowing from related parties (Note 4)	(30,000)	-
Repayment of borrowing from related parties (Note 4)	30,000	-
Payments on installment purchase contracts	(12,933)	(11,795)
Cash provided by (used in) financing activities	803,221	(11,795)
Increase (decrease) in cash and cash equivalents	(67,652)	17,844
Cash and cash equivalents, beginning of year	72,089	54,245
Cash and cash equivalents, end of year	$ 4,437	$ 72,089
Reconciliation of net (loss) to cash provided by (used in) operating activities:		
Net (loss)	$(1,375,459)	$(136,450)
Items not requiring cash:		
Depreciation	11,082	18,275
(Increase) decrease in other assets related to operations	(18,886)	3,038
Increase in liabilities and deferred revenue related to operations	548,352	141,276
Cash provided by (used in) operating activities	$ (834,911)	$ 26,139

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation: U.S. Gold Corporation (the "Company") was organized under the laws of the State of Colorado on July 24, 1979. Since its inception, the Company has been engaged in the exploration for, development of, and the production and sale of gold and silver.

Reclassifications

Certain adjustments have been made in the financial statements for the year ended December 31, 2001 to conform to accounting and financial statement presentation for the year ended December 31, 2002.

Basis of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. The financial statements of Tonkin Springs LLC ("TSLLC") have been consolidated effective October 17, 2001.

Statements of Cash Flows: The Company considers cash in banks, deposits in transit, and highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Equity Method Investments: Investment in common stock of GRC, an affiliate of the Company, earned under a management contract are recorded under the equity method of accounting. The shares of GRC earned under the contract have been assessed by the Company to be of undeterminable market value and have therefore been recorded at zero basis. See Footnote 4 for additional information.

Prior to the withdrawal effective October 17, 2001 of Tonkin Springs Holding Inc. ("TSHI") from the Tonkin Springs LLC ("TSLLC"), the Company accounted for its 40% investment in TSLLC by the equity method of accounting. However, since TSHI was responsible for 100% of the funding required for TSLLC and since the Company did not have the contractual right to the economic benefits of such losses, the Company did not record its pro-rata share of TSLLC losses in its statement of operations. See Footnote 3 for additional information.

Property and Equipment: Office furniture, equipment and vehicles are carried at cost not in excess of their estimated net realizable value. Normal maintenance and repairs are charged to earnings while expenditures for major maintenance and betterments are capitalized. Gains or losses on disposition are recognized in operations.

Inactive Milling Equipment: Inactive equipment, which is located at Tonkin Springs, Nevada, is carried at adjusted cost not in excess of its estimated net realizable value. This milling equipment has utility elsewhere and can be transported off the property.

Exploration and Development Costs: Costs of acquiring mining properties and any exploration and development costs are expensed as incurred unless proven and probable reserves exist and the property is a commercially minable property. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

Depreciation: Depreciation of office furniture, equipment and vehicles is computed using straight-line methods. Office furniture, equipment and vehicles are being depreciated over the estimated economic lives ranging from 3 to 5 years.

Property Reclamation Costs: The estimated reclamation cost obligation related to present disturbances at the Tonkin Springs Properties is carried as a liability. Changes to these estimates, or the estimated reclamation costs associated with other mineral properties, are accrued and charged over the expected life of each property using the units of production method. Ongoing environmental and reclamation expenditures are expensed as incurred.

1. Summary of Significant Accounting Policies, continued

Stock Option Plans: The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for all stock option plans. Under APB Opinion 25, no compensation cost has been recognized for stock options issued to employees as the exercise price of the Company's stock options granted equals or exceeds the market price of the underlying common stock on the date of grant.

SFAS 123, "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model.

Revenue Recognition: Project payments are recognized as revenue as earned. Gains on the sale of mineral interests, if any, includes the excess of the net proceeds from sales over the Company's net book value in that property. Management contract fees are recognized as revenue as received.

Per Share Amounts: SFAS 128, "Earnings Per Share", provides for the calculation of "Basic" and "Diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding during the period (15,334,157 for 2002 and 14,011,400 for 2001). Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company, similar to fully diluted earnings per share. As of December 31, 2002 and 2001, warrants and options are not considered in the computation of diluted earnings per share as their inclusion would be antidilutive.

Income Taxes: The Company accounts for income taxes under SFAS 109, "Accounting for Income Taxes". Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Business Risks: The Company continually reviews the mining risks it encounters in its operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. The Company's operations have been and in the future may be, affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The Company's business is subject to extensive license, permits, governmental legislation, control and regulations. The Company endeavors to be in compliance with these regulations at all times.

Use of Estimates: The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: SFAS 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2002.

The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, cash equivalents, restricted time deposits, accounts payable and accrued liabilities, and installment purchase contracts. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair value or they are receivable or payable on demand.

Recent Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of SFAS 123." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB 25. As allowed by SFAS 123,

1. Summary of Significant Accounting Policies, continued

the Company has elected to continue to apply the intrinsic value-based method of accounting, and has adopted the disclosure requirements of SFAS 123. The Company currently does not anticipate adopting the provisions of SFAS 148.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides new guidance on the recognition of costs associated with exit or disposal activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS 146 supercedes previous accounting guidance provided by the EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." EITF Issue No. 94-3 required recognition of costs at the date of commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Early application is permitted. The adoption of SFAS 146 by the Company is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." Among other things, this statement rescinds FASB Statement 4, "Reporting Gains and Losses from Extinguishment of Debt" which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses. The provisions of SFAS 145 related to the classification of debt extinguishment are effective for years beginning after May 15, 2002. The adoption of SFAS 145 by the Company is not expected to have a material impact on the Company's financial position, results of operations, or cash flows. In

November 2001, the EITF of the FASB issued EITF 01-9 "Accounting for Consideration Given by a Vendor to a Subscriber (Including a Reseller of the Vendor's Products)." EITF 01-9 provides guidance on when a sales incentive or other consideration given should be a reduction of revenue or an expense and the timing of such recognition. The guidance provided in EITF 01-9 is effective for financial statements for interim or annual periods beginning after December 15, 2001. The adoption of EITF 01-9 by the Company did not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets with definite lives to be held and used or to be disposed of and also issued the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material impact on the Company's financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which provides for non-amortization of goodwill and intangible assets that have indefinite useful lives, annual tests of impairments of those assets and interim tests of impairment when an event occurs that more likely than not has reduced the fair value of such assets. The statement also provides specific guidance about how to determine and measure goodwill impairments, and requires additional disclosure of information about goodwill and other intangible assets. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001, and applied to all goodwill and other intangible assets recognized in the financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001 will be subject to the non-amortization provisions of the statement. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements had not been issued previously. The Company's adoption of the provisions of SFAS 142 did not have a material impact on the Company's financial position, results of operations or cash flows.

1. Summary of Significant Accounting Policies, continued

In June 2001, the FASB issued SFAS 141, "Business Combinations," which is effective for all business combinations initiated after June 30, 2001. SFAS 141 requires companies to account for all business combinations using the purchase method of accounting, recognize intangible assets if certain criteria are met, as well as provide additional disclosures regarding business combinations and allocation of purchase price. The adoption of SFAS 141 did not have a material impact on the Company's financial position, results of operations or cash flows.

2. Going Concern

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has experienced losses for the years ended December 31, 2002 and 2001 of $1,375,459 and $136,450, respectively. The Company has no current source of operating revenue and has remained operational during 2002 through the sale of equity. The Company's ability to continue as a going concern is contingent upon its ability to sell assets, secure financing, increase ownership equity and attain profitable operations.

The Company is pursuing financing for its operations which could include issuance of equity of the Company in public or private transactions, the sale of a portion of its assets which could include sale of a royalty interest at Tonkin Springs, and borrowing with secured, unsecured or convertible debt. The Company may also consider third party joint venture participation at its Tonkin Springs project or a corporate transaction with another company such as a merger. It is presently uncertain if any such financing will be available to the Company, or will be available on terms acceptable to the Company.

3. Tonkin Springs Project

The Company owns 100 percent of the Tonkin Springs LLC, a Delaware limited liability company ("TSLLC") which in turn owns the Tonkin Springs gold mine property located in Eureka County, Nevada. The 100 percent ownership in TSLLC was achieved effective October 17, 2001 upon the withdrawal from TSLLC of our former partner, Tonkin Springs Holding Inc. ("TSHI").

Had TSHI not withdrawn from TSLLC by November 30, 2001, TSHI would have been obligated to fund the entire budget of TSLLC for the calendar year 2002 which, at a minimum, would have involved approximately $600,000 in property holding costs. While the Company did not pay any consideration to TSHI to facilitate their withdrawal from TSLLC and to relinquish their 60% interest therein to the Company, TSHI did eliminate significant financial obligations it would have had to TSLLC if it did not withdraw. After TSHI's withdrawal effective October 17, 2001, the Company assumed management responsibilities and funding obligations for TSLLC, and commenced full consolidation of TSLLC in its consolidated financial statements.

The Company is currently evaluating the Tonkin Springs property to determine if the property can be put back into production. The Company plans to and will be required to arrange additional funding through the sale of equity, assets or incurring debt in order to carryout its business objectives.

The TSLLC agreements provided for withdrawal of a member. However, TSVLP and TSHI had certain disputes regarding the obligations and responsibilities of TSHI in connection with and following TSHI's withdrawal from TSLLC, which disputes were resolved under a Settlement Agreement dated October 31, 2001. During 2001 TSHI paid TSVLP $540,000 as partial consideration for the terms and conditions of the TSLLC.

The current estimate of reclamation costs of disturbances of the Properties is approximately $1.83 million, which has been filed with and approved by appropriate governmental agencies. Bonding of reclamation is in place in the form of cash bonds posted in the amount of $1.83 million fully secured by a restricted cash deposits. Actual reclamation, generally, will be commenced upon the completion of operations at the Properties.

On December 19, 2002, the Company received notice from HW Process Technologies Inc. ("HWPT") indicating that HWPT had filed a Statement of Mechanic's or Materialman's Lien in Eureka County, Nevada on December 12, 2002, concerning alleged amounts due and unpaid by the Company to HWPT of approximately $85,000. The Company is in the process to resolve this matter directly with HWPT. This amount is included in accounts payable and accrued liabilities at December 31, 2002.

4. Gold Resource Corporation

The Company owns approximately 28% of GRC's outstanding common stock as of December 31, 2002. William W. Reid and David C. Reid, each founders of GRC and officers and directors of the Company, have approximately 35% aggregate direct and beneficial ownership of GRC as of December 31, 2002. William F. Pass, an officer of the Company, was granted by GRC a non-qualified stock option to purchase 200,000 shares of GRC common stock at an exercise price of $.50 per share. Through its stock ownership in GRC, the Company has the opportunity to benefit from GRC's activities in Mexico with no additional funding, other that that related to the existing levels of corporate overhead expenditures.

The Company earned its shares of GRC stock through a management contract under which the Company provided general management of GRC business activities through December 31, 2001. Effective January 1, 2002, the Company and GRC entered into a second management contract which expired by its term December 31, 2002. Under that contract the Company was to be paid $30,000 per month to provide similar general management of GRC. GRC paid only $30,000 to the Company and has been unable to make the other required payments. The balance due the Company of $330,000 has not been recognized as a receivable or as revenue, and will not be until and unless realization is assured. It is uncertain if GRC will be able to raise sufficient funding to pay the remaining management fee. GRC is responsible for its own funding and intends to and has been raising funds through the sale of GRC stock. The Company and GRC have not entered into a new management contract for 2003.

During 2002, the Company made a non-interest bearing and unsecured loan to GRC of $30,000 to enable GRC to make critical property payments related to a mineral property. As of December 31, 2002 this loan had been repaid. Subsequent to December 31, 2002, the Company has no on-going funding or other obligations to GRC. However, the Company in January and February of 2003 advanced $20,000 and $10,000, respectively, to GRC.

The Company was party to a GRC stock subscription agreement with Rand Merchant Bank ("RMB") dated May 6, 2002. That agreement obligates the Company and the founders of GRC, under certain circumstances, to sell some or all of their shares of GRC to a third party on a proportionate basis with all GRC shares owned by RMB, and gives RMB the contingent right to seek and negotiate such sale for up to 51% of the then outstanding shares of GRC (the "Bring Along Obligation"). The Bring Along Obligation can only be triggered by RMB if GRC has not raised certain defined additional equity funding in the amount of $350,000 by May 6, 2003. As of the date of the audit report GRC has raised approximately $65,000 towards this funding target.

Following are the financial statements for GRC as of and for the year ended December 31, 2002:

Gold Resource Corporation
Consolidated Statement of Operations
For the year ended December 31, 2002
(Unaudited)

Revenues	$ -
Costs and Expenses:	
Cost of services provided under Management Contract with U.S. Gold	360,000
General and administrative	4,564
Property acquisition related cost	130,562
Property exploration and evaluation	293,763
Total Expenses	788,889
Other income- interest income	243
Net (Loss)	$(788,646)

4. Gold Resource Corporation, continued

Gold Resource Corporation
Consolidated Balance Sheet
December 31, 2002
(Unaudited)

ASSETS	
Current assets-cash and cash equivalents	$ 4,451
Other non-current assets	2,101
Total Assets	$ 6,552
LIABILITIES & SHAREHOLDERS' (DEFICIT)	
Current liabilities:	
Accounts payable and accrued liabilities	$ 45,781
Management contract fees payable to U.S. Gold	330,000
Total current liabilities	375,781
Shareholders' (deficit):	
Common stock, $.001 par value, 20,000,000 shares authorized; 4,561,676 shares issued and outstanding	4,562
Additional paid-in capital	967,202
Accumulated (deficit)	(1,340,993)
Total shareholders' (deficit)	(369,229)
Total Liabilities and Shareholders' (Deficit)	$ 6,552

The shares of GRC are not publicly traded. The GRC shares have been assessed by the Company to have indeterminable market value and the shares have therefore been recorded at zero value. Under equity accounting, the Company has not recorded its share of GRC's operating losses to date since such recognition would reduce its zero basis investment in GRC to below zero. GRC's unaudited operating loss for year 2002 and 2001 is $(778,646) and $(346,498), respectively, of which the Company's share would be approximately $(218,021) and $(118,200), respectively. The overhead expense of the Company allocated to the management contract for year 2002 and 2001 totals $129,441 and $185,933, respectively, representing allocation of staff time.

5. Loan Settlement Agreement with FABC

On February 21, 1992, the Company entered into a Loan Settlement Agreement with its senior secured lender, The French American Banking Corporation ("FABC"). The Company discharged its debt to FABC and terminated all prior security interests related thereto. As part of the consideration to FABC under the Loan Settlement Agreement, the Company entered into an agreement between Tonkin Springs Gold Mining Company, a wholly-owned subsidiary of the Company ("TSGMC") and FABC entitled "Agreement To Pay Distributions," which requires TSGMC to pay a limited portion of certain distributions from TSVLP to FABC. TSVLP has complete control of such distributions, if any, to TSGMC. Under the terms of the Agreement To Pay Distributions, TSGMC is required to pay to FABC (i) the first $30,000 in cash or value of asset distributions, as defined in such agreement, received from TSVLP, plus (ii) an amount equal to 50 percent of such retained distributions in cash or value of asset distributions after TSGMC has first received and retained $500,000 of such retained distributions. This obligation to FABC shall terminate after FABC has been paid a total of $2,030,000 thereunder.

6. Property and Equipment

At December 31, 2002, property and equipment consisted of the following:

Office furniture and equipment	$42,589
Trucks and autos	78,137
Other equipment	19,451
Subtotal	140,177
Less: accumulated depreciation	(124,896)
Total	$15,281

7. Technology License

Effective May 31, 2002 the Company entered into a Technology License Agreement with Newmont Mining Corporation ("Newmont") covering the use of Newmont's proprietary N2TEC® Flotation Technology at the Tonkin Springs property. Terms of the agreement with Newmont include an initial fee of $50,000, minimum annual royalties of $10,000, and ongoing net smelter return production royalty of 2% of precious metals processed utilizing the Newmont technology. The license agreement has no stated expiration date. The initial fee of $50,000 has been capitalized and is included in Technology License and other assets.

8. Income Taxes

In various transactions entered into February 21, 1992, the Company had an ownership change, as that term is defined under Section 382 (g), IRC. As a result, the tax net operating loss carry forwards and the investment tax credit carry forwards are subject to annual limitations under Section 382 IRC, following the date of such ownership change. Except as noted below, the Company will receive no future benefits from net operating loss carryforwards or investment tax credit carryforwards existing as of the date of the ownership change. At December 31 2002, the Company estimates that tax loss carry forwards to be $5,100,000 expiring through 2022. Included in this amount is a capital loss carryforward of approximately $558,000 expiring in 2004.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 are presented below:

Deferred tax assets:	
Alternative minimum tax credit carryfoward	$11,200
Reclamation obligation	140,800
Net operating (loss) carryforward	1,133,600
Capital (loss) carryforward	268,400
Total gross deferred tax assets	1,554,000
Less valuation allowance	(1,299,400)
Net deferred tax assets	254,600
Deferred tax liabilities:	
Basis in TSVLP	(254,600)
Total net deferred tax asset	$ -

The Company believes that it is unlikely that the net deferred tax asset will be realized. Therefore, a valuation allowance has been provided for net deferred tax assets. The change in valuation allowance is approximately $206,200.

A reconciliation of the tax provision for 2002 and 2001 at statutory rates is comprised of the following components:

	2002	2001
Statutory rate tax provision on book loss	$(303,000)	$(30,000)
Book to tax adjustments:		
Valuation allowance	303,000	30,000
Tax provision	$ -	$ -

9. Shareholders' Equity

Sale of Common Stock

Effective May 30, 2002 the Company entered into a subscription agreement ("Initial Private Placement") with Excalibur Limited Partnership ("Excalibur"), an Ontario, Canada limited partnership, for the sale of 857,143 restricted common shares and warrants for $300,000. The net proceeds of $263,999, after payment of commission and legal and accounting costs of $36,001. The Company was willing to sell the stock at a price per share lower than the quoted market price and to include warrants to purchase 428,572 shares of common stock at $0.53 per share through May 30, 2004. No value was assigned to the warrants.

During May and June 2002, the Company entered into various subscription agreements ("Second Private Placement") with sophisticated private investors for the sale of 1,500,000 shares of restricted common stock at $.40/share for an aggregate of $600,000, with net proceeds of $552,155.

9. Shareholders' Equity, continued

The Company is obligated to file a registration statement with the Securities and Exchange Commission for shares subject to the Initial Private Placement and the Second Private Placement and to maintain the effectiveness of such registration statement for the lesser of 2 years or when such registration is no longer required. The Excalibur agreement required that the Company file within 30 days and to have effective a registration statement for the Excalibur purchased shares within 90 days or pay a penalty to Excalibur in the amount of 1% per month. While the Company has filed a registration statement with the Securities and Exchange Commission it has not been declared effective. Therefore, as of December 31, 2002, the Company has accrued $13,500 for this obligation.

In December 2002, the Company entered into a subscription agreement with Resource Investment Trust, plc ("RIT"), a investment fund located in London, England, for the sale of 70,000 shares of restricted common stock at $.40/share for proceeds of $28,000.

During January 2003, the Company entered into a second a subscription agreement with RIT for the sale of 1,000,000 shares of restricted common stock at $.45/share for gross proceeds of $450,000. These subscription agreements with RIT were not arranged by IBK. RIT is the Company's largest shareholder, owning approximately 19.6% of the outstanding shares as of December 31, 2002.

Stock Options

Stock options have been granted to key employees, directors and others under the Non-Qualified Amended and Restated Stock Option and Stock Grant Plan (the "Plan"). Options to purchase shares under the Plan were granted at market value as of the date of the grant. The total number of shares under the Plan is 2,500,000.

	2002 Weighted Average Range of Shares	Exercise Prices	2001 Weighted Average Range of Shares	Exercise Prices
Outstanding, beginning of year	2,048,295	$.16	2,101,420	$.16
Granted	-	-	-	-
Exercised	-	-	(53,125)	$.16
Canceled	-	-	-	-
Expired	-	-	-	-
Outstanding, end of year	2,048,295	$.16	2,048,295	$.16
Options conditionally agreed not to be exercised	(930,400)	$.16	-	-
Options exercisable, end of year	1,117,895	$.16	2,048,295	$.16
Weighted average fair value of option granted during year	$ -		$-	

Effective December 6, 2002, the Company entered into agreements with its executive officers and director whereby those persons agreed not to exercise stock options for 930,400 shares so as to make shares available for sale by Company during 2002.

Effective January 16, 2003, these agreements were amended to increase the number of shares covered by 1,000,000 shares for an aggregate total of 1,930,400 shares with the effect that only 117,895 option shares are then exercisable.

The Company has agreed to use its best efforts to replace the reserved shares under the Plan and the stock option agreements subject to those agreements to allow exercise of all shares under the stock option agreements.

9. Shareholders' Equity, continued

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding		Weighted Average			Weighted
Range of Exercise Prices	Number Outstanding at 12/31/02	Remaining Contractual Life	Average Exercise Price	Number Exercisable at 12/31/02	Average Exercise Price
$.16	2,048,295	1.1 yrs.	$.16	1,117,895	$.16

The effect of applying SFAS 123 pro forma net (loss) is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years. For purpose of pro forma disclosure, the estimated fair value of the options is charged to expense in the year that the options were granted. The Company's pro forma loss is equal to their net (loss) since no options were granted in either 2002 or 2001.

10. Employee Benefit Plans

On December 10, 1985, the Company's Board of Directors adopted a Simplified Employee Pension Plan ("SEP"). The Company intends to make a determination of contributions under the SEP on an annual basis, based upon review by the Board of Directors of the Company's financial statements as of its fiscal year end. The Company has not yet determined any contributions to the SEP for the year ended December 31, 2002 and no contribution was made for the year ended December 31, 2001. Contributions made under the SEP in any one calendar year for any one employee may not be more than the smaller of $40,000 or 25 percent of that employee's total compensation.

11. Rental Expense and Commitments and Contingencies

Rent expense during the years ended December 31, 2002 and 2001 on all operating leases was $12,461 and $12,260, respectively. A mineral property lease at Tonkin Springs requires annual payments of advance royalties in the minimum amount of $150,000.

The Company has transferred its interest in several mining properties over the past years. The Company could remain potentially liable for environmental enforcement actions related to its prior ownership interest of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties.

12. Installment Purchase Contracts

The Company has installment purchase contracts collateralized by three vehicles bearing an average interest of 9.3 percent per annum. Future maturities under these contracts as of December 31, 2002 are as follows:

2003	$8,273

13. Statements of Cash Flows

The Company's statements of cash flows exclude the following non-cash investing and financing activities:

	2002	2001
Stock options exercised in exchange for directors fees payable	$-	$8,500

14. Related Party Transactions

Gold Resource Corporation- See Footnote 4.

Other Related Party Items-

Commencing in 1998 the executive officers of the Company have voluntarily deferred a portion of their base salary in order to conserve working capital of the Company. As of December 31, 2002, the total amount of such voluntary deferral was $544,760 including $154,666 and $131,757 relating to year 2002 and 2001, respectively.

In addition the Company elected not to pay certain salaries to its three executive officers and director fees to its independent director in the aggregate amount of $241,396 as of December 31, 2002 in order to conserve working capital.

CORPORATE INFORMATION

Directors

John W. Goth
Mining Consultant
Denver, Colorado

Richard J. Nanna
Vice President
Apollo Gold Corporation
Denver, Colorado

Curtis Deane
Director
BNP Paribas
New York, New York

Peter Bojtos
Independent director of mining companies
Lakewood, Colorado

David C. Reid
Vice President
U.S. Gold Corporation
Lakewood, Colorado

William W. Reid
Chairman, President & CEO
U.S. Gold Corporation
Lakewood, Colorado

Officers

William F. Pass
Vice President, Chief Financial Officer and Secretary

David C. Reid
Vice President

William W. Reid
Chairman, President & CEO

Auditors

Stark Winter Schenkein & Co., LLP
Denver, Colorado

There have been no disagreements with the auditors on accounting and financial disclosure matters.

Transfer Agent

Security Transfer Corporation
2591 Dallas Parkway, #102
Frisco, Texas 75034
Telephone: (469) 633-0101
Facsimile (469) 633-0088

Form 10-KSB

A copy of the Form 10-KSB, filed with the Securities and Exchange Commission, or additional information on U.S. Gold are available by contacting the Company's corporate office or on the web at www.usgoldmining.com.

Corporate Office

2201 Kipling St., Suite 100
Lakewood, Colorado 80215
Telephone (303) 238-1438
Facsimile (303) 238-1724
E-mail billp@usgoldmining.com
Web Site: usgoldmining.com

Stock Information

The Company's common stock is traded on the OTB Bulletin Board under the symbol "USGL, and on the Berlin Stock Exchange (Germany) under the symbol "US 8."

U.S. Gold has approximately 7,300 record shareholders

Dividends paid: none.

Stock Prices*:

Quarter	High	Low
2002		
First Quarter	$.41	$.33
Second Quarter	$.71	$.39
Third Quarter	$.53	$.32
Fourth Quarter	$.55	$.27
2001		
First Quarter	$.48	$.13
Second Quarter	$.47	$.31
Third Quarter	$.47	$.38
Fourth Quarter	$.46	$.39

*Closing prices as reported by OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.
No dividends paid.